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                            January 9, 2024

       Xianlong Wu
       Chief Executive Officer
       Bit Brother Ltd
       15/F, Block A, Kineer Business Centre
       53 Binjiang Road, Yuelu District
       Changsha, Hunan Province, China 410023

                                                        Re: Bit Brother Ltd
                                                            Form 20-F for the
Year Ended June 30, 2023
                                                            Response dated
December 28, 2023
                                                            File No. 001-35755

       Dear Xianlong Wu:

              We have reviewed your December 28, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 7, 2023 letter.

       Annual Report on Form 20-F for Fiscal Year Ended June 30, 2023

       ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 108

   1. We note your supplemental submission indicates that "excluding the beneficial ownership
                                                        of the Company   s
directors and senior management, no shareholder beneficially owned
                                                        5% or more of the
Company   s outstanding shares as of December 28, 2023." Please revise to identify the
directors and/or senior management that beneficially owned more than 5%
                                                        of your outstanding
shares, including their ownership percentage of the relevant class of securities. Please also
explain your calculation of Mr. Xianlong Wu's aggregate voting power as disclosure on
page 94 indicates his Class B shares are entitled to 20 votes per share. Please further
revise to clarify how you considered the Schedule 13Gs, as amended, filed by S.H.N.
Financial Investments Ltd. and Matthew J. Ruck indicating each reporting person beneficially
owns more than 5% of your outstanding shares.
 Xianlong Wu
Bit Brother Ltd
January 9, 2024
Page 2
2. We note your statement that you reviewed public filings and your shareholder register in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs
         (b)(2) and (3).
3. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For
         instance, please tell us how the board members    current or prior
memberships on, or
         affiliations with, committees of the Chinese Communist Party factored into your determination.
4.       We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), and
(b)(5) are provided
         for yourself. We also note that your list of subsidiaries in Exhibit
8.1 appears to indicate
         that you have subsidiaries in Hong Kong, in addition to the British Virgin Islands and
         China. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

                With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities.
                With respect to (b)(3) and (b)(5), please revise to provide the required information for you and all of your consolidated foreign operating entities.
5. With respect to your proposed disclosure pursuant to Item 16I(b)(5), we note that you
       have included language that such disclosure is    to our best knowledge.
   Please revise to
FirstName LastNameXianlong Wu
       confirm without qualification, if true, that your articles and the articles of your
Comapany   NameBitforeign
       consolidated  Brotheroperating
                             Ltd       entities do not contain wording from any
charter of the
JanuaryChinese
        9, 2024Communist
                Page 2      Party.
FirstName LastName
 Xianlong Wu
FirstName
Bit BrotherLastNameXianlong  Wu
            Ltd
Comapany
January    NameBit Brother Ltd
        9, 2024
January
Page 3 9, 2024 Page 3
FirstName LastName
       Please contact Christopher Dunham at 202-551-3783 or Andrew Mew at 202-551-3377
with any other questions.



                                                      Sincerely,

                                                      Division of Corporation
Finance
                                                      Disclosure Review Program
cc:      Joan Wu